UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CARDINAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

141478107

(CUSIP Number)

Mr. Douglas E. Schaller
Schaller Equity Partners, A North Carolina Limited Partnership
324 Indera Mills Court
Winston-Salem, NC 27101
(336) 774-1515

with copies to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101
(336) 607-7512

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages
Exhibit Index:  Page 6

CUSIP No. 141478107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 141478107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 141478107	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 141478107	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 141478107	13D	Page 6 of 7 Pages

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”), by (i) Schaller Equity Partners, A North Carolina Limited Partnership (the “Partnership”); (ii) Schaller Investment Group Incorporated, a North Carolina corporation (the “Adviser”); (iii) Schaller Equity Management, Inc., a North Carolina corporation (the “General Partner”) and (iv) Douglas E. Schaller, a United States citizen (“Mr. Schaller”) (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Cardinal Bankshares Corporation (the “Issuer”).  Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons on February 17, 2011, as amended on June 6, July 27, and September 29, 2011.

As of December 29, 2011, as reflected in this Amendment No. 4, the Reporting Persons are reporting beneficial ownership of 151,267 shares of Common Stock (approximately 9.8% of the outstanding shares).

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented, as follows:

On December 22, 2011, Mr. Schaller, on behalf of the Partnership, published an open letter (the “Letter”) to the shareowners of the Issuer, many of whom reside in the Floyd, Virginia area, in The Floyd Press. The purpose of the Letter is to share information with other shareowners about Mr. Schaller’s deep concern regarding the management and strategic direction of the Issuer and the Bank of Floyd. The Letter is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.4  Open Letter from Douglas E. Schaller, on behalf of the Partnership, as published in The Floyd Press on December 22, 2011.

CUSIP No. 141478107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2011

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP

By:	Schaller Equity Management, Inc.,
General Partner

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: December 29, 2011

SCHALLER EQUITY MANAGEMENT, INC.

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: December 29, 2011

SCHALLER INVESTMENT GROUP INCORPORATED

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: December 29, 2011

/s/ Douglas E. Schaller
Douglas E. Schaller